UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

PILGRIM’S PRIDE CORPORATION

(Name of Issuer)

Common Stock,  par value $0.01 per share

(Title of Class of Securities)

72147K 108

(CUSIP Number)

JBS USA Holdings, Inc.
1770 Promontory Circle
Greeley, Colorado 80634
(970) 506-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72147K 108		Page 2 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSÉ BATISTA SOBRINHO
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 3 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLORA MENDONÇA BATISTA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 4 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSÉ BATISTA JÚNIOR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 5 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VALÉRIA BATISTA MENDONÇA RAMOS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 6 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VANESSA MENDONÇA BATISTA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 7 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESLEY MENDONÇA BATISTA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 8 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOESLEY MENDONÇA BATISTA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 9 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVIANNE MENDONÇA BATISTA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 72147K 108		Page 10 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JJBJ PARTICIPAÇÕES LTDA.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 11 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JJMB PARTICIPAÇÕES LTDA.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 12 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VLBM PARTICIPAÇÕES LTDA.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 13 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VNBM PARTICIPAÇÕES LTDA.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 14 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VVMB PARTICIPAÇÕES LTDA.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 15 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WWMB PARTICIPAÇÕES LTDA.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 16 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZMF PARTICIPAÇÕES LTDA.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 17 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J&F PARTICIPAÇÕES S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 18 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZMF FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 19 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 20 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS GLOBAL A/S
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 21 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS HUNGARY HOLDINGS KFT
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 72147K 108		Page 22 of 39 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS USA HOLDINGS, INC. I.R.S. Identification No. 20-1413756
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,397,620 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,397,620 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,397,620 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Pilgrim’s Pride Corporation, a Delaware corporation  (the “Issuer”).  The Issuer’s principal executive offices are located at 4845 US Hwy 271 N. Pittsburg, Texas 75686-0093.

Item 2.	Identity and Background

This Statement is being filed jointly by José Batista Sobrinho, Flora Mendonça Batista, José Batista Júnior, Valéria Batista Mendonça Ramos, Vanessa Mendonça Batista, Wesley Mendonça Batista, Joesley Mendonça Batista, Vivianne Mendonça Batista, JJBJ Participações Ltda. (“JJBJPL”), JJMB Participações Ltda. (“JJMBPL”), VLBM Participações Ltda. (“VLBMPL”), VNBM Participações Ltda. (“VNBMPL”), VVMB Participações Ltda. (“VVMBPL”), WWMB Participações Ltda. (“WWMBPL”), ZMF Participações Ltda. (“ZMFPL”), J&F Participações S.A. (“J&FP”), ZMF Fundo de Investimento em Participações (“ZMFFIP”), JBS S.A. (“JBS Brazil”), JBS Global A/S (“JBS Denmark”), JBS Hungary Holdings Kft. (“JBS Hungary”) and JBS USA Holdings, Inc. (“JBS USA”) (collectively, the “Reporting Persons”).  José Batista Sobrinho and Flora Mendonça Batista, and their six children José Batista Júnior, Valéria Batista Mendonça Ramos, Vanessa Mendonça Batista, Wesley Mendonça Batista, Joesley Mendonça Batista and Vivianne Mendonça Batista are sometimes referred to herein as the “Batista Family”.

JBS USA, a Delaware corporation, has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634.  JBS USA’s principal business is processing, preparing, packaging and delivering beef and pork products to customers.  All of the issued and outstanding stock of JBS USA is owned by JBS Hungary.

JBS Hungary, a corporation organized under the laws of Hungary, has its principal office at Varkonyi Utca 15, Szombathely, H-9700, Hungary.  JBS Hungary’s principal business is holding all of the issued and outstanding stock of JBS USA.  All of the issued and outstanding stock of JBS Hungary is owned by JBS Denmark.

JBS Denmark, a corporation organized under the laws of Denmark, has its principal office at Dampfaergevej 3, 2 2100 Kbf O, Denmark.  JBS Denmark’s principal business is holding certain subsidiaries of JBS Brazil, including JBS Hungary.  All of the issued and outstanding stock of JBS Denmark is owned by JBS Brazil.

JBS Brazil, a Brazilian corporation, has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  JBS Brazil’s principal business is processing, preparing, packaging and delivering beef and pork products to customers.  Approximately 59.1% of JBS Brazil’s stock is controlled indirectly by ZMFFIP and J&FP.1

ZMFFIP, a Brazilian investment fund, has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil and its principal business is managing funds used for investment.  The members of the Batista Family (except for José Batista Sobrinho and Flora Mendonça Batista) together own 100% of the equity interests in ZMFFIP.

J&FP, a Brazilian corporation, has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  J&FP’s principal business is holding stock of FBP.

1 As previously announced, ZMFFIP and J&FP entered into an association agreement with the controlling shareholders of Bertin, S.A., a Brazilian company and one of the largest exporters of beef in Latin America, on September 16, 2009.  Pursuant to the terms of the association agreement, a new holding company, FB Participações S.A., a Brazilian corporation (“FBP”), was recently formed.  As a result of this and other actions contemplated by the association agreement, ZMFFIP and J&FP now own approximately 6.3% and 45.2% of FBP’s stock, respectively, and FBP now owns approximately 59.1% of JBS Brazil’s stock.  The directors of FBP are José Batista Sobrinho, Joesley Mendonça Batista and José Batista Júnior and the executive officers of FBP are Joesley Mendonça Batista and Francisco de Assis e Silva.

Page 23 of 39 Pages

JJBJPL, JJMBPL, VLBMPL, ZMFFIP, ZMFPL, VNBMPL, VVMBPL and WWMBPL together own 100.0% of the issued and outstanding shares of J&FP.

JJBJPL, a Brazilian Ltda., has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  JJBJPL’s principal business is holding stock of J&FP.  José Batista Júnior and José Batista Sobrinho together own 100.0% of the issued and outstanding ownership interests of JJBJPL.

JJMBPL, a Brazilian Ltda., has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  JJMBPL’s principal business is holding stock of J&FP.  Joesley Mendonça Batista and José Batista Sobrinho together own 100.0% of the issued and outstanding ownership interests of JJMBPL.

VLBMPL, a Brazilian Ltda., has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  VLBMPL’s principal business is holding stock of J&FP.  Valéria Batista Mendonça Ramos and José Batista Sobrinho together own 100.0% of the issued and outstanding ownership interests of VLBMPL.

ZMFPL, a Brazilian Ltda., has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  ZMFPL’s principal business is holding stock of J&FP.  José Batista Sobrinho and Flora Mendonça Batista together own 100.0% of the issued and outstanding ownership interests of ZMFPL.

VNBMPL, a Brazilian Ltda., has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  VNBMPL’s principal business is holding stock of J&FP.  Vanessa Mendonça Batista and José Batista Sobrinho together own 100.0% of the issued and outstanding ownership interests of VNBMPL.

VVMBPL, a Brazilian Ltda., has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  VVMBPL’s principal business is holding stock of J&FP.  Vivianne Mendonça Batista and José Batista Sobrinho together own 100.0% of the issued and outstanding ownership interests of VVMBPL.

WWMBPL, a Brazilian Ltda., has its principal office at Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  WWMBPL’s principal business is holding stock of J&FP.  Wesley Mendonça Batista and José Batista Sobrinho together own 100.0% of the issued and outstanding ownership interests of WWMBPL.

Vivianne Mendonça Batista is an individual with Brazilian citizenship whose business address is Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  Her principal occupation is participating in the management of the Batista Family’s business interests.

Joesley Mendonça Batista is an individual with Brazilian citizenship whose business address is Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  His principal occupation is Chief Executive Officer of JBS Brazil.

Wesley Mendonça Batista is an individual with Brazilian citizenship whose business address is 1770 Promontory Circle, Greeley, Colorado 80634.  His principal occupation is Chief Executive Officer of JBS USA.

Vanessa Mendonça Batista is an individual with Brazilian citizenship whose business address is Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  Her principal occupation is participating in the management of the Batista Family’s business interests.

Page 24 of 39 Pages

Valéria Batista Mendonça Ramos is an individual with Brazilian citizenship whose business address is Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  Her principal occupation is participating in the management of the Batista Family’s business interests.

José Batista Júnior is an individual with Brazilian citizenship whose business address is Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  His principal occupation is serving as a director of JBS Brazil.

Flora Mendonça Batista is an individual with Brazilian citizenship whose business address is Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  Her principal occupation is serving as a director of J&FP.

José Batista Sobrinho is an individual with Brazilian citizenship whose business address is Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil.  His principal occupation is serving as a director of JBS Brazil.

Set forth on Schedules I through V attached to this Statement, and incorporated herein by reference, are the (a) name, (b) citizenship, (c) residence or business address and (d) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the executive officers and directors of JBS USA, JBS Hungary, JBS Denmark, JBS Brazil and J&FP.  There are no executive officers or directors of JJBJPL, JJMBPL, VLBMPL, VNBMPL, VVMBPL, WWMBPL, ZMFPL and ZMFFIP.

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person named in any of Schedules I through V attached to this Statement has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 7, 2010, which is included with this Statement as Exhibit 1, pursuant to which they have agreed to file this Statement jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3.	Source and Amount of Funds or Other Considerations

On December 28, 2009 (the “Closing Date”), JBS USA completed its acquisition of 64% of the total issued and outstanding shares of Common Stock (the “Acquisition”) in exchange for aggregate consideration of $800 million in cash pursuant to the Stock Purchase Agreement, dated as of September 16, 2009, as amended (the “Stock Purchase Agreement”), between JBS USA and the Issuer and in accordance with the joint plan of reorganization of the Debtors (as defined below) approved and confirmed by the Bankruptcy Court (as defined below) on December 10, 2009 (the “Plan”).  As a result of the Acquisition, the Reporting Persons acquired beneficial ownership of 134,397,620 shares of Common Stock.  JBS USA financed the Acquisition with cash on hand.

The descriptions of the Stock Purchase Agreement and the Plan in this Statement are qualified in their entirety by reference to such agreement and joint plan of reorganization, which are included with this Statement as Exhibit 2 and Exhibit 3, respectively, and incorporated by reference herein.

Item 4.	Purpose of Transaction

On December 1, 2008, the Issuer and its wholly-owned subsidiaries PFS Distribution Company, PPC Transportation Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., Pilgrim’s Pride Corporation of West Virginia, Inc. and PPC Marketing, Ltd. (collectively with the Issuer, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division (“Bankruptcy Court”) seeking

Page 25 of 39 Pages

reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code.  On September 16, 2009, JBS USA and the Issuer entered into the Stock Purchase Agreement, on December 10, 2009, the Bankruptcy Court approved and confirmed the Plan and on the Closing Date, pursuant to the Stock Purchase Agreement and in accordance with the Plan, the Issuer emerged from Chapter 11 bankruptcy proceedings in the Bankruptcy Court and the Issuer’s common stock outstanding prior thereto (“Old Common Stock”) was cancelled and converted into the right to receive shares of Common Stock (based on a one-for-one exchange ratio) constituting 36% of the total issued and outstanding shares of Common Stock.  The remaining shares of Common Stock issued and outstanding were acquired by JBS USA on the Closing Date in the Acquisition.  The Issuer has registered the Common Stock on Form 8-A filed on December 28, 2009 with the United States Securities and Exchange Commission (the “Commission”) under Section 12(b) of the Exchange Act.

Each of the Reporting Persons intends to regularly review its investment in the Issuer.  Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them, general market, industry and economic conditions, changes in law and government regulations), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, consistent with the provisions of the Stockholders Agreement, dated as of the Closing Date (the “Stockholders Agreement”), between JBS USA and the Issuer and the amended and restated certificate of incorporation adopted by the Issuer and filed with the Secretary of State of the State of Delaware on the Closing Date (the “Restated Certificate of Incorporation”), either alone or as part of a group, (a) acquire additional securities of the Issuer, through open market purchases, publicly or privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in publicly or privately negotiated transactions, in underwritten offerings or otherwise or (c) to take any other available course of action.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  The Reporting Persons may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D as may be and to the extent permitted by the Stockholders Agreement and the Restated Certificate of Incorporation, including in connection with a Mandatory Exchange Transaction (as defined below).  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

Under the Restated Certificate of Incorporation, if JBS USA completes an initial public offering of its common stock and the offered shares are listed on a national securities exchange (the “JBS USA Common Stock”), then, at any time during an Exchange Window (as defined below) falling within the period commencing on the date of the closing of the offering and ending on January 27, 2012, JBS USA will have the right to deliver written notice of the mandatory exchange of the Common Stock (the “Mandatory Exchange Transaction”) to the Issuer.  Upon delivery to the Issuer of notice of the Mandatory Exchange Transaction each share of Common Stock held by stockholders other than JBS USA (the “Exchanged Holders”) will automatically, without any further action on behalf of the Issuer or any of the Exchanged Holders, be transferred to JBS USA in exchange for a number of duly authorized, validly issued, fully paid and non-assessable shares of JBS USA Common Stock equal to the Exchange Offer Ratio (as defined below).  The Mandatory Exchange Transaction is required to be effected in compliance with all applicable laws.  Unless subsequently amended, pursuant to the Restated Certificate of Incorporation, the Mandatory Exchange Transaction may not be effected with respect to shares of Common Stock held by the Founder Group (as defined in the Restated Certificate of Incorporation) until six months and one day after the Closing Date.  An “Exchange Window” is a period of time beginning on the sixth trading day after the first day on which both the Issuer and JBS USA will have each made their respective annual or quarterly reports or earnings releases relating to the immediately preceding fiscal quarter or year, as applicable, and ending on the last day of the fiscal quarter during which the first day of the Exchange Window fell.  The “Exchange Offer Ratio” is a fraction, the numerator of which is the average volume-weighted daily trading price per share on the principal national securities exchange for the Common Stock and the denominator of which is the average volume-weighted daily trading price per share on the principal national securities exchange for the JBS USA Common Stock, in each case for the Measurement Period.  The “Measurement Period” is a number of consecutive trading days which is equal to twice the number of consecutive trading days between (i) the first date on which both JBS USA and the Issuer shall have both made their respective annual or quarterly reports or earnings releases for the applicable fiscal year or quarter and (ii) the date on which JBS USA delivers to the Issuer the notice of the Mandatory Exchange Transaction.

Page 26 of 39 Pages

In accordance with the Plan, the Stockholders Agreement, the Restated Certificate of Incorporation and the Amended and Restated Corporate Bylaws of the Issuer, effective as of the Closing Date (the “Restated Bylaws”), the initial board of directors of the Issuer is required to consist of nine directors, six of whom are designated by JBS USA.  On the Closing Date, three of the Reporting Persons (Joesley Mendonça Batista, Wesley Mendonça Batista and José Batista Júnior) became members of the board of directors of the Issuer.

The descriptions of the Stockholders Agreement, the Restated Certificate of Incorporation and the Restated Bylaws in this Statement are qualified in their entirety by reference to such documents, which are included with this Statement as Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and incorporated by reference herein.

Item 5.                 Interest in Securities of the Issuer

(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement and the information set forth in Item 3 of this Statement are hereby incorporated by reference in this Item 5.  As a result of the ownership structure and other relationships described in Item 2 of this Statement, each of the Reporting Persons is the beneficial owner, with shared voting and dispositive power with the other Reporting Persons, of the 134,397,620 shares of Common Stock acquired by JBS USA in the Acquisition.  The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 209,996,281 shares of Common Stock outstanding as at the Closing Date (the “Total Number of Outstanding Shares”) immediately following the consummation of the transactions contemplated by the Stock Purchase Agreement.  The Total Number of Outstanding Shares was calculated based on information provided to the Issuer by the Issuer’s transfer agent and the provisions of the Stock Purchase Agreement and the Plan concerning the cancellation and conversion of Old Common Stock and issuance of Common Stock.2

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I through V attached to this Statement beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I through V attached to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

(c)  Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules I through V attached to this Statement has effected any transaction in shares of Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

2 In the event that certain performance conditions set forth in the Amended and Restated Employment Agreement, dated as of January 27, 2009, between the Issuer and Don Jackson, are determined to have been satisfied, 1,542,828 shares of Old Common Stock (the “Don Jackson Shares”) will vest, effective as of December 27, 2009, in Don Jackson’s favor (the “Vesting’).  The Issuer is currently in the process of determining whether such performance conditions have been satisfied.  If the Vesting does occur, in accordance with the terms of the Stock Purchase Agreement, the Don Jackson Shares will be deemed to have been cancelled and converted into the right to receive shares of Common Stock, and the number of shares of Common Stock outstanding on the Closing Date will be 214,281,914 and the number of shares of Common Stock acquired by JBS USA on the Closing Date will be 137,140,425.  Consequently, if the Vesting does occur, then each of the Reporting Persons will be the beneficial owner, with shared voting and dispositive power with the other Reporting Persons, of 137,140,425 shares of Common Stock (in lieu of the 134,397,620 shares of Common Stock reported on the cover page of this Statement and in Item 3 and this Item 5 of this Statement) constituting 64.0% of the issued and outstanding shares of Common Stock on the Closing Date.

Page 27 of 39 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement is incorporated herein by reference in this Item 6.

Concurrently with the Acquisition, JBS USA and the Issuer entered into the Stockholders Agreement.  The Stockholders Agreement sets forth certain rights with respect to the Common Stock, corporate governance and other related corporate matters.  The Stockholders Agreement provides that until the expiration of the period beginning on the Closing Date and ending on January 27, 2012, JBS USA and its affiliates are prohibited from acquiring, directly or indirectly, any equity interests in the Issuer, including shares of Common Stock, except (i) by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions by the Issuer to all holders of Common Stock on a pro rata basis, or (ii) pursuant to the Mandatory Exchange Transaction.  The Stockholders Agreement also provides that JBS USA will cause all shares of Common Stock beneficially owned by it or its affiliates to (i) be voted, or to abstain from voting, in the same proportion as the shares of Common Stock held by the stockholders other than the JBS USA and its affiliates (the “Minority Investors”) vote, or abstain from voting, with respect to (A) the election or removal of Equity Directors (as defined in the Restated Certificate of Incorporation) and (B) proposals to adopt, amend or repeal the Issuer’s Bylaws that would adversely affect, or could reasonably be expected to adversely affect, in any material respect, the rights of the Minority Investors, as a class, and (ii) be voted for the election, or against the removal, of the Founder Director (as defined in the Restated Certificate of Incorporation) until the occurrence of a Founder Triggering Event (as defined in the Restated Certificate of Incorporation).  With respect to all other matters submitted to a vote of holders of Common Stock, JBS USA may vote, or abstain from voting, shares of Common Stock held by it in its sole and absolute discretion.  The Stockholders Agreement may be terminated (i) by written agreement of the parties, (ii) on the consummation of the Mandatory Exchange Transaction or (iii) in the event that JBS USA owns 100% of the Common Stock, subject to the survival of certain covenants.  The Equity Nominating Committee (as defined in the Restated Certificate of Incorporation), acting by majority vote, has the right to control the Issuer’s exercise of its rights and remedies under the Stockholders Agreement.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of January 7, 2010, among the Reporting Persons (filed herewith).

2.
Stock Purchase Agreement, dated as of September 16, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 18, 2009).

3.
Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (As Modified) dated December 8, 2009 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 10, 2009).

4.
Stockholders Agreement, dated as of December 28, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on December 28, 2009).

5.
Amended and Restated Certificate of Incorporation of Pilgrim’s Pride Corporation, filed with the Secretary of State of the State of Delaware on December 28, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on December 28, 2009).

6.
Amended and Restated Corporate Bylaws of Pilgrim’s Pride Corporation, effective as of December 28, 2009 (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on December 28, 2009).

7.	Powers of Attorney for the Reporting Persons (filed herewith).

Page 28 of 39 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2010

JBS USA HOLDINGS, INC.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JBS HUNGARY HOLDINGS KFT

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JBS GLOBAL A/S

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JBS S.A.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

ZMF FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

J&F PARTICIPAÇÕES S.A.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JJBJ PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

Page 29 of 39 Pages

JJMB PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VLBM PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VNBM PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VVMB PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

WWMB PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

ZMF PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VIVIANNE MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

Page 30 of 39 Pages

JOESLEY MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

WESLEY MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VANESSA MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VALÉRIA BATISTA MENDONÇA RAMOS

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JOSÉ BATISTA JÚNIOR

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

FLORA MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JOSÉ BATISTA SOBRINHO

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

Page 31 of 39 Pages

SCHEDULE I

Name, business address and present principal occupation or
employment of the directors and executive officers of

JBS USA Holdings, Inc.

DIRECTORS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
Wesley Mendonça Batista	Brazil	JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634
Chief Executive Officer of JBS USA Holdings, Inc.
Information concerning the principal business and principal address of JBS USA Holdings, Inc., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Joesley Mendonça Batista	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

José Batista Júnior	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil	Director of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

EXECUTIVE OFFICERS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
Wesley Mendonça Batista	Brazil	JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634
Chief Executive Officer of JBS USA Holdings, Inc.
Information concerning the principal business and principal address of JBS USA Holdings, Inc., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

André Nogueira de Souza	Brazil	JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634
Chief Financial Officer of JBS USA Holdings, Inc.
Information concerning the principal business and principal address of JBS USA Holdings, Inc., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Page 32 of 39 Pages

Dennis Roerty	United States	JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634
Treasurer of JBS USA Holdings, Inc.
Information concerning the principal business and principal address of JBS USA Holdings, Inc., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

William Trupkiewicz	United States	JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634
Chief Accounting Officer and Secretary of JBS USA Holdings, Inc.
Information concerning the principal business and principal address of JBS USA Holdings, Inc., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Page 33 of 39 Pages

SCHEDULE II

Name, business address and present principal occupation or
employment of the directors and executive officers of

JBS Hungary Holdings Kft.

DIRECTORS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
Joesley Mendonça Batista	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Francisco de Assis e Silva	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Legal Director of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Miklós Bruckner	Hungarian	JBS Hungary Holdings Kft. Varkonyi Utca 15 Szombathely H-9700, Hungary
Corporate Representative of JBS Hungary Holdings Kft.
Information concerning the principal business and principal address of JBS Hungary Holdings Kft., set forth in Item 2 of this Statement is incorporated herein by reference in this Schedule II.

EXECUTIVE OFFICERS

There are no executive officers of JBS Hungary Holdings Kft.

Page 34 of 39 Pages

SCHEDULE III

Name, business address and present principal occupation or
employment of the directors and executive officers of

JBS Global A/S

DIRECTORS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
José Batista Sobrinho	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode 01452-000 Sao Paulo SP Brasil	Director of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.
Flora Mendonça Batista	Brazil	J&F Participações S.A. Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode 01452-000 Sao Paulo SP Brasil
Director of JBS Participações S.A.
Information concerning the principal business and principal address of JBS Participações S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

EXECUTIVE OFFICERS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
Joesley Mendonça Batista	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

Page 35 of 39 Pages

SCHEDULE IV

Name, business address and present principal occupation or
employment of the directors and executive officers of

JBS S.A.

DIRECTORS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
Joesley Mendonça Batista	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

José Batista Sobrinho	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode 01452-000 Sao Paulo SP Brasil	Director of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.
José Batista Júnior	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil	Director of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.
Wesley Mendonça Batista	Brazil	JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634
Chief Executive Officer of JBS USA Holdings, Inc.
Information concerning the principal business and principal address of JBS USA Holdings, Inc., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

Marcus Vinicius Pratini de Moraes	Brazil	Rua do Pesseio, # 70, 12th Floor, room 1203 Centro, CEP 20021-290 Rio de Janeiro, RJ Brasil	Director of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.
Wagner Pinheiro de Oliveira	Brazil	Petróleo Brasileiro S.A. Avenida República do Chile, n 65, Centro CEP 20031-912 Rio de Janeiro, RJ Brasil.
President of Petros – Petrobras’ Foundation of Social Security.  The principal business in Petrobras is the development of energy resources.  Petrobras’ principal address is: Avenida República do Chile, n 65, Centro
CEP 20031-912, Rio de Janeiro, RJ Brasil.

Page 36 of 39 Pages

EXECUTIVE OFFICERS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
Joesley Mendonça Batista	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

Wesley Mendonça Batista	Brazil	JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634
Chief Executive Officer of JBS USA Holdings, Inc.
Information concerning the principal business and principal address of JBS USA Holdings, Inc., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

Francisco de Assis e Silva	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Legal Director of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

Jeremiah Alphonsus O’Callaghan	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Director of Investor Relations of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

Page 37 of 39 Pages

SCHEDULE V

Name, business address and present principal occupation or
employment of the directors and executive officers of

J&F Participações S.A.

DIRECTORS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
José Batista Sobrinho	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode 01452-000 Sao Paulo SP Brasil	Director of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule V.
Flora Mendonça Batista	Brazil	J&F Participações S.A. Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode 01452-000 Sao Paulo SP Brasil
Director of JBS Participações S.A.
Information concerning the principal business and principal address of JBS Participações S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule V.

EXECUTIVE OFFICERS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name, Principal Business and Principal Address of Organization In Which Employment Is Conducted
José Batista Sobrinho	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode 01452-000 Sao Paulo SP Brasil	Director of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule V.
Flora Mendonça Batista	Brazil	J&F Participações S.A. Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode 01452-000 Sao Paulo SP Brasil
Director of JBS Participações S.A.
Information concerning the principal business and principal address of JBS Participações S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule V.

Joesley Mendonça Batista	Brazil	Av. Brigadeiro Feria Lima, 2391, 2 andar conjunto 22, sala 2, postcode: 01452-000, Sao Paulo SP Brasil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule V.

Page 38 of 39 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Name
Exhibit 1	Joint Filing Agreement, dated as of January 7, 2010, among the Reporting Persons
Exhibit 2
Stock Purchase Agreement, dated as of September 16, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 18, 2009)

Exhibit 3
Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (As Modified) dated December 8, 2009 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 10, 2009)

Exhibit 4
Stockholders Agreement, dated as of December 28, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on December 28, 2009)

Exhibit 5
Amended and Restated Certificate of Incorporation of  Pilgrim’s Pride Corporation, filed with the Secretary of State of the State of Delaware on December 28, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on December 28, 2009)

Exhibit 6
Amended and Restated Corporate Bylaws of Pilgrim’s Pride Corporation, effective as of December 28, 2009 (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-A filed with the Securities and Exchange Commission on December 28, 2009)

Exhibit 7	Powers of Attorney for the Reporting Persons

Page 39 of 39 Pages